UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

EMERGE INTERACTIVE, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.008 PAR VALUE PER SHARE

(Title of Class of Securities)

29088W 10 3_ (CUSIP Number)

January 27, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

Page 1 of 5 Pages

CUSIP No. 29088W 10 3

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Biegert Family Irrevocable Trust, dated June 11, 1998
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 10,858,705 shares Class A Common Stock 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 10,858,705 shares Class A Common Stock 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,858,705 shares Class A Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% [1]
12.	TYPE OF REPORTING PERSON OO

1.	Based on 60,500,664 shares outstanding on January 30, 2006

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Item 1	(a).	Name of Issuer: eMerge Interactive, Inc., a Delaware corporation.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 10305 102nd Terrace, Sebastian, Florida 32958.

Item 2	(a).	Name of Person Filing: The Biegert Family Irrevocable Trust, dated June 11, 1998

Item 2	(b).	Address of Principal Business Office or, if none, Residence: 115 S. 14th Street, Geneva, NE 68361

Item 2	(c).	Citizenship: See Row 4 of Cover Page.

Item 2	(d).	Title of Class of Securities: Class A Common Stock, $0.008 par value per share.

Item 2	(e).	CUSIP Number: 29088W 10 3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.	Ownership.

	(a)	Amount beneficially owned: See Row 9 of Cover Page.

	(b)	Percent of class: See Row 11 of Cover Page.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: See Row 5 of Cover Page.

		(ii)	Shared power to vote or to direct the vote: See Row 6 of Cover Page.

		(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of Cover Page.

		(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.

Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2006	/s/ JUDITH A. ACKLAND
	Name:	Judith A. Ackland
	Title:	Trustee

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